ANNUAL NOTICE
May 1, 2026
Protective Variable Annuity II	Protective Life Insurance Company Protective Variable Annuity Separate Account P.O. Box 10648 Birmingham, Alabama 35202‑0648 Telephone: 1‑800‑456‑6330 www.protective.com
This Annual Notice for the Protective Variable Annuity II, a group and individual flexible premium deferred variable and fixed annuity contract (the “Contract”) issued by Protective Life Insurance Company, provides certain updated information about your Contract since May 1, 2025. In addition, this Annual Notice provides key information about your Contract that you should review, including a current list of Sub-Accounts available under your Contract. Please read this Annual Notice carefully and retain it with your Contract prospectus for future reference.
The most recent prospectus for the Contract, dated May 1, 2011, (the “Prospectus”) and supplements to the Prospectus contain more information about the Contract, including its features, benefits, and risks. You can find updated financial statements for Protective Variable Annuity Separate Account and for Protective Life Insurance Company, prospectuses for the Funds listed in the appendix, and other information about the Contract online at www.protective.com/productprospectus. You can also obtain this information at no cost by calling 1-800-456-6330 or by sending an email request to prospectus@protective.com.
The Contract is designed for investors who desire to accumulate capital on a tax deferred basis for retirement or other long term investment purposes, is not a short-term investment, and is not appropriate for an investor who needs ready access to cash. The Contract is complex investment and involves risks, including potential loss of principal. Withdrawals could result in surrender charges, taxes, and tax penalties.
Protective Life Insurance Company’s obligations under the Contract are subject to its financial strength and claims-paying ability.
Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.
The SEC has not approved or disapproved these securities or passed upon the adequacy of this Annual
Notice. Any representation to the contrary is a criminal offense.
Registration No. 333-94047

APPENDIX: INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT	8

SPECIAL TERMS
“We”, “us”, “our”, “Protective Life”, and “Company”  refer to Protective Life Insurance Company. “You” and “your” refer to the person(s) who has been issued a Contract.
Allocation Option Any account to which you may allocate Purchase Payments or transfer Contract Value under this Contract. The Allocation Options are the Sub-Accounts of the Variable Account and the Guaranteed Accounts available in this Contract. An Allocation Option is also referred to as an “Investment Option.”
Annuity Commencement Date The date as of which the Contract Value, less applicable premium tax, is applied to an Annuity Option.
Annuity Option The payout option under which the Company makes annuity income payments.
Code The Internal Revenue Code of 1986, as amended.
Contract  The Protective Variable Annuity II, a flexible premium, deferred, variable and fixed annuity contract.
Contract Anniversary The same month and day as the Effective Date in each subsequent year of the Contract.
Contract Value  Prior to the Annuity Commencement Date, the sum of the Variable Account value and the Guaranteed Account value.
Contract Year Any period of 12 months commencing with the Effective Date or any Contract Anniversary.
DCA Dollar cost averaging.
DCA Fixed Accounts The DCA Fixed Accounts are part of the Company’s general account and are not part of or dependent upon the investment performance of the Variable Account. These accounts are available for dollar cost averaging only and may not be available in all states.
Effective Date The date as of which we credit the initial Purchase Payment to the Contract and the date the Contract takes effect.
Fixed Account The Fixed Account is part of the Company’s general account and is not part of or dependent upon the investment performance of the Variable Account. This account may not be available in all states.
Fund Any investment portfolio in which a corresponding Sub-Account invests.
Guaranteed Account The Fixed Account, the DCA Fixed Account and any other Allocation Option that we may offer with interest rate guarantees.
Purchase Payment The amount(s) paid by the Owner and accepted by the Company as consideration for this Contract.
Qualified Contracts Contracts issued in connection with retirement plans that receive favorable tax treatment under Sections 401, 403,408, 408A or 457 of the Code.
Qualified Plans Retirement plans that receive favorable tax treatment under Sections 401, 403,408, 408A or 457 of the Code.
Sub-Account A separate division of the Variable Account.
Valuation Day Each day on which the New York Stock Exchange is open for business.
Valuation Period  The period which begins at the close of regular trading on the New York Stock Exchange on any Valuation Day and ends at the close of regular trading on the next Valuation Day.
Variable Account Protective Variable Annuity Separate Account, a separate investment account of Protective Life.

UPDATED INFORMATION ABOUT YOUR CONTRACT
The information in this section of the Annual Notice is a summary of certain Contract features that have changed since May 1, 2025. This may not reflect all of the changes that have occurred since you entered into your Contract.
•
For updated Fund performance and fee information please see the APPENDIX: INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT.

IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT
FEES, EXPENSES, AND ADJUSTMENTS
Are There Charges or Adjustments for Early Withdrawals?
Yes. If you surrender or make a withdrawal from your Contract within seven (7) years following your last Purchase Payment and before the Annuity Commencement Date, you will be assessed a surrender charge of up to 7% on the amount of the withdrawal minus the annual free withdrawal amount. The surrender charge starts at 7% and declines to 0% over seven (7) years.
For example, assume you purchased a Contract with a single Purchase Payment of $100,000 and surrender the Contract during the first Contract Year. Your free withdrawal amount is $15,000 (15% x $100,000) and is not subject to a surrender charge. The surrender charge is 7% of the amount withdrawn, less the free withdrawal amount. You will be assessed a withdrawal charge of  $5,950 (7% x $85,000) on the remaining amount of your surrender request.
For additional information about charges for surrenders and early withdrawals, see “FEES AND EXPENSES - Owner Transaction Expenses” and “CHARGES AND DEDUCTIONS – Surrender Charge (Contingent Deferred Sales Charge)” in the Prospectus.

Are There Transaction Charges?
Yes. In addition to surrender charges, you may also be assessed a fee for each transfer after the first 12 transfers in a Contract Year. Currently, we do not assess a charge for transfers.
Some states impose premium taxes at rates currently ranging up to 3.5%. If premium taxes apply to your Contract, we will deduct them from the Purchase Payment(s) when accepted or from the Contract Value upon a full or partial surrender, death or annuitization.
For additional information about transaction charges, see “FEES AND EXPENSES -Periodic Charges” and “CHARGES AND DEDUCTIONS” in the Prospectus.

Are There Ongoing Fees and Expenses?	Yes. The table below describes the fees and expenses that you may pay each year, depending on the options you choose. Please refer to your Contract specifications page for information about the specific fees you will pay each year based on the options you have elected.
Annual Fee	Minimum	Maximum
Base contract (1)	1.29%	1.29%
Investment options (Fund fees and expenses) (2)	0.34%	2.575%
Optional benefits available for an additional charge
Annual Reset Death Benefit Fee (3)	0.30%	0.30%
For contracts issued before January 5, 2004:
Earnings Enhancement Death Benefit Fee (3)	0.25%	0.25%
Annual Contract Fee (for contract values under $50,000)		$30

(1)
We calculate the Base Contract fee by dividing the total amount we receive from the annual contract maintenance fee, the mortality and expense risk charge and the administration charge for the last fiscal year by the total average net assets attributable to the Contracts for that year.

(2)
As a percentage of Fund assets.

(3)
As an annualized percentage of the average daily net assets of the Variable Account attributable to your Contract.

Because your Contract is customizable, the options and benefits you choose can affect how much you will pay. To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. These estimates assume that you do not take any withdrawals from the Contract, which could add surrender charges, that substantially increase costs.
Lowest Annual Cost: $1,642	Highest Annual Cost: $4,096
Assumes:	Assumes:

•
Investment of  $100,000

•
5% annual appreciation

•
Least expensive combination of Base Contract fee and Fund fees and expenses

•
No optional benefits

•
No sales charges

•
No additional Purchase Payments, transfers or withdrawals

•
Investment of  $100,000

•
5% annual appreciation

•
Most expensive combination of Base Contract fee, optional benefits and Fund fees and expenses

•
No sales charges

•
No additional Purchase Payments, transfers, or withdrawals

For additional information about annual charges, please see “FEES AND EXPENSES - Periodic Charges” and “CHARGES AND DEDUCTIONS” in the Prospectus.
RISKS
Is There A Risk of Loss from Poor Performance?	Yes. You can lose money by investing in this Contract, including loss of principal. For additional information about the risk of loss, see “THE COMPANY, VARIABLE ACCOUNT AND FUNDS” in the Prospectus.
Is This a Short-Term Investment?
No. This Contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash. Although you are permitted to take withdrawals or surrender the Contract, surrender charges and federal and state income taxes may apply.
Surrender charges may apply for up to seven (7) years following your last Purchase Payment. Withdrawals will reduce your Contract Value and death benefit.
The benefits of tax deferral also means the Contract is less beneficial to investors with a short time horizon.
For additional information about the investment profile of the Contract, see “DESCRIPTION OF THE CONTRACT,” “CHARGES AND DEDUCTIONS,” ”FEDERAL TAX MATTERS,” “TAXATION OF ANNUITIES IN GENERAL”and “QUALIFIED RETIREMENT PLANS” in the Prospectus.

What Are The Risks Associated with Investment Options?
An investment in this Contract is subject to the risk of poor investment performance and can vary depending on the performance of the Investment Options available under the Contract.
Each Investment Option (including the Guaranteed Account) has its own unique risks.
You should review the prospectuses for the available Funds and consult with your financial professional before making an investment decision.
For additional information about the risks associated with Investment Options, see “THE COMPANY, VARIABLE ACCOUNT AND FUNDS” in the Prospectus.

What Are The Risks Related to the Insurance Company?
An investment in the Contract is subject to the risks related to the Company. Any obligations (including under the Guaranteed Account), guarantees, or benefits under the Contract are subject to the claims-paying ability of the Company. More information about the Company, including its financial strength ratings, is available upon request at no charge by calling us at 1-800-456-6330 or writing us at the address shown on the cover page.
For additional information about Company risks, see “THE COMPANY, VARIABLE ACCOUNT AND FUNDS” in the Prospectus.

RESTRICTIONS
Are There Restrictions on Investment Options?
Yes. Currently, there is no charge when you transfer Contract Value among Investment Options. However, we reserve the right to charge $25 for each transfer after the first 12 transfers in any Contract Year in the future.
We reserve the right to remove or substitute Funds as Investment Options that are available under the Contract. We also reserve the right to restrict the allocation of additional Purchase Payments and/or transfers of Contract Value to a Fund if we determine the Fund no longer meets one or more of our Fund selection criteria and/or if a Fund has not attracted significant contract owner assets.
For additional information about Sub-Accounts, see “CHARGES AND DEDUCTIONS – Transfer Fee” and “THE COMPANY, VARIABLE ACCOUNT AND FUNDS – Selection of Funds” and “THE COMPANY, VARIABLE ACCOUNT AND FUNDS – Addition, Deletion or Substitutions of Investments” in the Prospectus.

Are There Any Restrictions on Contract Benefits?
Yes. If you purchased an optional death benefit, withdrawals may also reduce the benefit by an amount greater than the value withdrawn.
For additional information about the optional benefits, see “DEATH BENEFIT - Selecting a Death Benefit” in the Prospectus.

TAXES
What Are the Contract’s Tax Implications?
You should consult with a qualified tax advisor regarding the federal tax implications of an investment in, payments received under, and other transactions in connection with this Contract.
If you purchase the Contract through a tax-qualified plan or individual retirement account (IRA), you do not get any additional tax deferral. Generally, all earnings on the investments underlying the Contract are tax-deferred until distributed or deemed distributed. A distribution from a non-Qualified Contract, which includes a surrender, withdrawal, payment of a death benefit or annuity income payments, will generally result in taxable income if there has been an increase in the Contract Value. In the case of a Qualified Contract, a distribution generally will result in taxable income even if there has not been an increase in the Contract Value. In certain circumstances, a 10% additional tax may also apply if the Owner takes a withdrawal before age 59½. All amounts includable in income with respect to the Contract are taxed as ordinary income; no amounts are taxed at the special lower rates applicable to long term capital gains and corporate dividends.
For additional information about tax implications, see “FEDERAL TAX MATTERS” and “TAXATION OF ANNUITIES IN GENERAL” in the Prospectus.

CONFLICTS OF INTEREST
How Are Investment Professionals Compensated?
We pay compensation, in the form of commissions, non-cash compensation, and asset-based compensation, to broker-dealers in connection with the promotion and sale of the Contracts. A portion of any payments made to the broker-dealers may be passed on to their registered representatives in accordance with their internal compensation programs. The prospect of receiving, or the receipt of, asset-based compensation may provide broker-dealers and/or their registered representatives with an incentive to recommend continued investment in the Contracts over other variable insurance products (or other investments). You may wish to take such compensation arrangements into account when considering and evaluating any recommendation relating to the Contracts.
For additional information about compensation, see “DISTRIBUTION OF THE CONTRACTS” in the Prospectus.

Should I Exchange My Contract?
Some investment professionals may have a financial incentive to offer you a new contract in place of the contract you already own. You should only exchange your current contract if you determine, after comparing the features, fees, and risks of both contracts, that it is better for you to purchase the new contract rather than continue to own your existing contract.
For additional information about exchanges, see “TAXATION OF ANNUITIES IN GENERAL – Exchange of Annuity Contracts” in the Prospectus.

APPENDIX: INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT
The following is a list of Funds available under the Contract. More information about the Funds is available in the prospectuses for the Funds, which may be amended from time to time and can be found online at www.protective.com/eprospectus. You can also request this information at no cost by calling 800-456-6330 or by sending an email request to prospectus@protective.com.
The current expenses and performance information below reflects fee and expenses of the Funds, but do not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Fund’s past performance is not necessarily an indication of future performance.
Asset Allocation Type	Portfolio Company - Investment Adviser; Sub-Adviser(s), as applicable(2)	Net Annual Expenses – Current Expenses	Average Annual Total Returns (as of 12/31/2025)
			1 Year	5 Year	10 Year
Allocation	Calvert VP SRI Balanced Portfolio - Class I	0.65%	11.48%	8.68%	9.81%
U.S. Equity	ClearBridge Variable Mid Cap Portfolio - Class II - Franklin Templeton Fund Adviser, LLC	1.07%	4.08%	4.23%	7.24%
U.S. Equity	ClearBridge Variable Small Cap Growth Portfolio - Class II - Franklin Templeton Fund Adviser, LLC	1.06%	8.97%	-0.42%	9.11%
U.S. Equity	Fidelity® VIP Contrafund® Portfolio - Service Class 2 - FMR Investment Management (U.K.) Limited;Fidelity Management & Research (Japan) Limited; Fidelity Management & Research (HK) Ltd	0.79%	21.24%	15.08%	15.49%
U.S. Equity	Fidelity® VIP Equity-Income Portfolio - Service Class 2 - FMR Investment Management (U.K.) Limited; Fidelity Management & Research (Japan) Limited; Fidelity Management & Research (HK) Ltd	0.71%	18.75%	12.23%	11.32%
Allocation	Fidelity® VIP Freedom Funds - Freedom 2015 Portfolio℠ - Service Class 2	0.66%	11.66%	3.73%	6.33%
Allocation	Fidelity® VIP Freedom Funds - Freedom 2020 Portfolio℠ - Service Class 2	0.69%	12.99%	4.57%	7.11%
U.S. Equity	Fidelity® VIP Growth Portfolio - Service Class 2 - FMR Investment Management (U.K.) Limited; Fidelity Management & Research (Japan) Limited; Fidelity Management & Research (HK) Ltd	0.80%	14.63%	13.42%	17.16%
U.S. Equity	Fidelity® VIP Index 500 Portfolio - Service Class 2 - Geode Capital Management, LLC	0.34%	17.48%	14.03%	14.42%
Taxable Bond	Fidelity® VIP Investment Grade Bond Portfolio - Service Class 2 - FMR Investment Management (U.K.) Limited; Fidelity Management & Research (Japan) Limited; Fidelity Management & Research (HK) Ltd	0.62%	6.93%	-0.21%	2.45%
U.S. Equity	Fidelity® VIP Mid Cap Portfolio - Service Class 2 - FMR Investment Management (U.K.) Limited;Fidelity Management & Research (Japan) Limited; Fidelity Management & Research (HK) Ltd	0.80%	11.49%	9.83%	10.31%
U.S. Equity	Franklin DynaTech VIP Fund - Class 2	0.88%	18.13%	9.09%	14.08%
Allocation	Franklin Income VIP Fund - Class 2	0.72%	12.56%	7.66%	7.30%
Allocation	Franklin Mutual Shares VIP Fund - Class 2	0.94%	11.52%	9.20%	7.53%
U.S. Equity	Franklin Rising Dividends VIP Fund - Class 2 (1)	0.89%	11.80%	9.50%	12.10%
U.S. Equity	Franklin Small Cap Value VIP Fund - Class 2 (1)	0.91%	7.65%	8.86%	9.81%
U.S. Equity	Franklin Small-Mid Cap Growth VIP Fund - Class 2	1.09%	2.52%	1.03%	9.89%
Taxable Bond	Franklin U.S. Government Securities VIP Fund - Class 2	0.79%	6.69%	0.02%	1.14%
International Equity	Goldman Sachs VIT International Equity Insights Fund - Institutional Class (1)	0.81%	38.48%	11.08%	8.23%
U.S. Equity	Goldman Sachs VIT Large Cap Value Fund - Institutional Class (1)	0.70%	10.88%	11.26%	9.61%
U.S. Equity	Goldman Sachs VIT Mid Cap Growth Fund - Service Class (1)	0.98%	7.36%	4.67%	11.58%

Asset Allocation Type	Portfolio Company - Investment Adviser; Sub-Adviser(s), as applicable(2)	Net Annual Expenses – Current Expenses	Average Annual Total Returns (as of 12/31/2025)
			1 Year	5 Year	10 Year
U.S. Equity	Goldman Sachs VIT Mid Cap Value Fund - Institutional Class (1)	0.81%	9.39%	10.05%	10.02%
U.S. Equity	Goldman Sachs VIT Small Cap Equity Insights Fund - Institutional Class (1)	0.82%	16.14%	10.47%	10.84%
U.S. Equity	Goldman Sachs VIT Strategic Growth Fund - Institutional Class (1)	0.70%	17.92%	12.75%	16.41%
U.S. Equity	Goldman Sachs VIT U.S. Equity Insights Fund - Institutional Class (1)	0.56%	15.75%	13.81%	13.73%
U.S. Equity	Invesco® V.I. American Franchise Fund - Series I	0.85%	11.67%	10.35%	14.87%
U.S. Equity	Invesco® V.I. American Franchise Fund - Series II	1.10%	11.39%	10.08%	14.58%
U.S. Equity	Invesco® V.I. American Value Fund - Series II	1.14%	20.76%	17.56%	12.01%
Allocation	Invesco® V.I. Balanced-Risk Allocation Fund - Series II (1)	1.13%	8.69%	2.27%	4.91%
U.S. Equity	Invesco® V.I. Comstock Fund - Series I	0.75%	17.45%	15.43%	11.95%
U.S. Equity	Invesco® V.I. Comstock Fund - Series II	1.00%	17.14%	15.14%	11.67%
U.S. Equity	Invesco® V.I. Discovery Large Cap Fund - Series I (1)	0.80%	12.79%	11.69%	14.22%
U.S. Equity	Invesco® V.I. Discovery Large Cap Fund - Series II (1)	1.05%	12.53%	11.41%	13.94%
U.S. Equity	Invesco® V.I. Discovery Mid Cap Growth Fund - Series I	0.86%	4.79%	3.90%	11.38%
U.S. Equity	Invesco® V.I. Discovery Mid Cap Growth Fund - Series II	1.11%	4.53%	3.64%	11.10%
Allocation	Invesco® V.I. Equity and Income Fund - Series II	0.82%	12.52%	8.68%	8.64%
International Equity	Invesco® V.I. EQV International Equity Fund - Series II	1.15%	16.23%	3.42%	5.95%
International Equity	Invesco® V.I. Global Fund - Series I	0.81%	15.32%	7.28%	11.00%
International Equity	Invesco® V.I. Global Fund - Series II	1.06%	15.02%	7.01%	10.72%
Taxable Bond	Invesco® V.I. Global Strategic Income Fund - Series I (1)	0.95%	12.98%	1.65%	3.01%
Taxable Bond	Invesco® V.I. Global Strategic Income Fund - Series II (1)	1.20%	12.75%	1.39%	2.76%
Taxable Bond	Invesco® V.I. Government Securities Fund - Series II	0.95%	6.95%	-0.22%	1.34%
U.S. Equity	Invesco® V.I. Growth and Income Fund - Series I	0.75%	15.62%	12.85%	10.73%
U.S. Equity	Invesco® V.I. Growth and Income Fund - Series II	1.00%	15.30%	12.56%	10.46%
U.S. Equity	Invesco® V.I. Main Street Fund® - Series I (1)	0.80%	15.93%	12.47%	12.53%
U.S. Equity	Invesco® V.I. Main Street Fund® - Series II (1)	1.05%	15.64%	12.19%	12.25%
Money Market	Invesco® V.I. U.S. Government Money Portfolio - Series I	0.67%	3.64%	2.80%	1.76%
Taxable Bond	Lord Abbett Series Fund - Bond Debenture Portfolio - Class VC	0.98%	8.33%	2.10%	4.72%
U.S. Equity	Lord Abbett Series Fund - Dividend Growth Portfolio - Class VC (1)	0.99%	15.98%	12.34%	13.06%
U.S. Equity	Lord Abbett Series Fund - Fundamental Equity Portfolio - Class VC (1)	1.08%	14.29%	11.36%	9.75%
U.S. Equity	Lord Abbett Series Fund - Growth and Income Portfolio - Class VC	0.93%	17.29%	13.34%	11.12%
U.S. Equity	Lord Abbett Series Fund - Growth Opportunities Portfolio - Class VC	1.15%	12.94%	3.23%	10.41%
U.S. Equity	Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	1.15%	7.05%	10.16%	7.98%
U.S. Equity	MFS® VIT Growth Series - Initial Class - Massachusetts Financial Services Company (1)	0.73%	12.19%	11.10%	15.60%

Asset Allocation Type	Portfolio Company - Investment Adviser; Sub-Adviser(s), as applicable(2)	Net Annual Expenses – Current Expenses	Average Annual Total Returns (as of 12/31/2025)
			1 Year	5 Year	10 Year
U.S. Equity	MFS® VIT Growth Series - Service Class - Massachusetts Financial Services Company (1)	0.98%	11.90%	10.82%	15.31%
U.S. Equity	MFS® VIT II Massachusetts Investors Growth Stock Portfolio - Initial Class - Massachusetts Financial Services Company (1)	0.72%	9.90%	10.02%	14.27%
U.S. Equity	MFS® VIT II Massachusetts Investors Growth Stock Portfolio - Service Class - Massachusetts Financial Services Company (1)	0.97%	9.61%	9.74%	13.98%
U.S. Equity	MFS® VIT Investors Trust Series - Initial Class - Massachusetts Financial Services Company (1)	0.74%	13.57%	11.33%	12.49%
U.S. Equity	MFS® VIT Investors Trust Series - Service Class - Massachusetts Financial Services Company (1)	0.99%	13.32%	11.06%	12.21%
U.S. Equity	MFS® VIT New Discovery Series - Initial Class - Massachusetts Financial Services Company (1)	0.87%	12.96%	-0.28%	10.74%
U.S. Equity	MFS® VIT New Discovery Series - Service Class - Massachusetts Financial Services Company (1)	1.12%	12.56%	-0.54%	10.46%
U.S. Equity	MFS® VIT Research Series - Initial Class - Massachusetts Financial Services Company (1)	0.74%	12.85%	11.15%	12.93%
U.S. Equity	MFS® VIT Research Series - Service Class - Massachusetts Financial Services Company (1)	0.99%	12.57%	10.87%	12.65%
Taxable Bond	MFS® VIT Total Return Bond Series - Service Class - Massachusetts Financial Services Company (1)	0.78%	6.94%	-0.09%	2.38%
Allocation	MFS® VIT Total Return Series - Initial Class - Massachusetts Financial Services Company (1)	0.61%	11.16%	6.42%	7.63%
Allocation	MFS® VIT Total Return Series - Service Class - Massachusetts Financial Services Company (1)	0.86%	10.91%	6.16%	7.36%
Sector Equity	MFS® VIT Utilities Series - Initial Class - Massachusetts Financial Services Company (1)	0.78%	15.01%	7.64%	9.49%
Sector Equity	MFS® VIT Utilities Series - Service Class - Massachusetts Financial Services Company (1)	1.03%	14.76%	7.38%	9.22%
U.S. Equity	MFS® VIT Value Series - Service Class - Massachusetts Financial Services Company (1)	0.94%	12.77%	9.69%	9.77%
Taxable Bond	PIMCO VIT Long-Term U.S. Government Portfolio - Advisor Class - Pacific Investment Management Company LLC	2.575%	6.04%	-6.91%	-0.09%
Taxable Bond	PIMCO VIT Low Duration Portfolio - Advisor Class - Pacific Investment Management Company LLC	0.76%	5.42%	1.47%	1.69%
Taxable Bond	PIMCO VIT Real Return Portfolio - Advisor Class - Pacific Investment Management Company LLC	1.49%	7.74%	1.11%	3.11%
Taxable Bond	PIMCO VIT Short-Term Portfolio - Advisor Class - Pacific Investment Management Company LLC	0.75%	4.57%	3.14%	2.65%
Taxable Bond	PIMCO VIT Total Return Portfolio - Advisor Class - Pacific Investment Management Company LLC	0.83%	8.78%	-0.08%	2.26%
U.S. Equity	Royce Capital Micro-Cap Portfolio - Service Class	1.52%	13.58%	8.85%	9.86%
U.S. Equity	Royce Capital Small-Cap Portfolio - Service Class	1.44%	8.73%	10.40%	7.63%
International Equity	Templeton Foreign VIP Fund - Class 2 (1)	1.08%	29.19%	8.25%	5.75%
Taxable Bond	Templeton Global Bond VIP Fund - Class 2 - Franklin Advisers, Inc. (1)	0.75%	15.73%	-0.96%	-0.15%
International Equity	Templeton Growth VIP Fund - Class 2 (1)	1.12%	23.83%	7.95%	7.04%
Sector Equity	VanEck® VIP Global Resources Fund - Initial Class	1.08%	36.48%	10.51%	8.33%

(1)
These Funds and their investment advisers have entered into contractual fee waivers or expense reimbursement arrangements. These temporary fee reductions are reflected in their annual expenses. Those contractual arrangements are designed to reduce total annual Fund operating expenses for Contract Owners and will continue past the current year.

(2)
Please contact us if you any have questions about fund/portfolio availability.

The following is information for the fixed options currently available under the Contract. We may change the features of the fixed options listed below, offer new fixed options, and terminate existing fixed options. We will provide you with written notice before doing so.
Name	Term	Minimum Guaranteed Interest Rate
Fixed Account	1 Year	3%
DCA Fixed Account 1	Up to 6 Months	3%
DCA Fixed Account 2	Up to 12 Months	3%

Please retain this Annual Notice for future reference. The last Prospectus and Statement of Additional Information for this Contract, dated May 1, 2011, contains more information about the Contract. The SAI may be obtained, free of charge, in the same manner as the Prospectus.
EDGAR Contract Identifier: C000028516